Exhibit 99.2

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN: L85195TG1984PLC004507

Tel     :+91 40 4900 2900

Fax    :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

April 8, 2022

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sir / Madam,

Ref:	Intimation under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Sub:	Effective Date of the Scheme of Amalgamation and Arrangement of Dr. Reddy’s Holdings Limited and Dr. Reddy’s Laboratories Limited and their respective shareholders (‘Scheme’)

This is in furtherance to our letter dated April 7, 2022, wherein we had intimated that the Scheme has been approved by the Hon’ble National Company Law Tribunal (‘NCLT’) Hyderabad Bench, vide its Order dated April 5, 2022.

We wish to inform that the Company has filed the Certified Copy of NCLT Order sanctioning the Scheme with the respective jurisdictional Registrar of Companies in Form INC-28 today i.e. on April 8, 2022. Therefore, the Effective Date of the Scheme is April 8, 2022.

Further, the Appointed Date of the Scheme is April 1, 2019.

This is for your information.

Thanking You.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary & Compliance Officer

CC:  New York Stock Exchange Inc. (Stock Code: RDY);

 NSE IFSC Limited